August 24, 2010

Mr. Daniel P. Connealy
Chief Financial Officer
Waddell & Reed Financial, Inc.
6300 Lamar Avenue
Overland Park, Kansas 66202

      Re: Waddell & Reed Financial, Inc.
              Form 10-K for the year ended 12/31/2009
              Proxy Statement on Schedule 14A
              Filed 2/26/2010
              File Nos. 001-13913

Dear Mr. Daniel P. Connealy:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                         Sincerely,

                         Cicely LaMothe
                         Branch Chief